Exhibit 99.2

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2020

TABLE OF CONTENTS
2020 SECOND QUARTER PERFORMANCE HIGHLIGHTS	2
ABOUT DENISON	2
RESULTS OF OPERATIONS	4
Wheeler River Project	7
Other Properties	10
LIQUIDITY AND CAPITAL RESOURCES	11
OUTLOOK FOR 2020	13
ADDITIONAL INFORMATION	14
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	15

This Management’s Discussion and Analysis (‘MD&A’) of Denison Mines Corp. and its subsidiary companies and joint arrangements (collectively, ‘Denison’ or the ‘Company’) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of August 6, 2020 and should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and related notes for the three and six months ended June 30, 2020. The unaudited interim condensed consolidated financial statements are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’). Readers are also encouraged to consult the audited consolidated financial statements and MD&A for the year ended December 31, 2019. All dollar amounts in this MD&A are expressed in Canadian dollars, unless otherwise noted.

Additional information about Denison, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F is available through the Company’s filings with the securities regulatory authorities in Canada at www.sedar.com (‘SEDAR’) and the United States at www.sec.gov/edgar.shtml (‘EDGAR’).

MANAGEMENT’S DISCUSSION & ANALYSIS

2020 SECOND QUARTER PERFORMANCE HIGHLIGHTS

■
Achieved independent “Proof of Concept” for application of In-Situ Recovery (‘ISR’) mining method at the Phoenix uranium deposit (‘Phoenix’)

In June 2020, Denison announced that the hydrogeologic model developed by Petrotek Corporation (‘Petrotek’), for the high-grade Phoenix deposit, produced demonstration of “proof of concept” for the application of the ISR mining method at Phoenix, with respect to potential operational extraction and injection rates (see Denison press release dated June 4, 2020). The hydrogeologic model was developed based on the data collected from the ISR field test completed in 2019 (‘2019 Field Test’).

■
Resumed ISR field testing activities at Phoenix with commencement of 2020 ISR field program

In July 2020, Denison announced the successful resumption of ISR field testing activities with the commencement of the Company’s 2020 ISR field program (‘2020 Field Test’) focused on the Phoenix deposit. The 2020 Field Test is intended to build additional confidence in the results of the hydrogeologic model developed for the deposit by Petrotek, and to support further field work expected to be required for the completion of a future Feasibility Study (’FS‘). In order to ensure the Company’s operations comply with all applicable health and safety guidelines associated with the COVID-19 pandemic, all operating procedures at the Company’s Wheeler River site have been reviewed and adapted to incorporate physical distancing and enhanced hygiene protocols, as well as special travel protocols designed by Denison for northern Saskatchewan.

■
Completed conceptual mining study (‘Concept Study’) evaluating the ISR mining method for the J Zone uranium deposit (‘J Zone’) and initiated Preliminary Economic Assessment (‘PEA’)

In July 2020, Denison announced the successful completion of an internal Concept Study examining the potential future development of J Zone using the ISR mining method. J Zone is located on the Waterbury Lake property, which is owned by Denison (66.71%) and Korea Waterbury Uranium Limited Partnership (‘KWULP’) (33.29%). Based on the results from the Concept Study, the Company has decided to initiate the preparation of a PEA, which is expected to be completed during the second half of 2020. The cost of completing the PEA is included in the Company’s current estimate of exploration and evaluation expenditures in the Outlook for 2020.

■
Successfully completed $8 million equity financing to provide funding for business activities into 2021

In April 2020, Denison successfully completed a public offering of 28,750,000 common shares at a price of USD$0.20 per common share for gross proceeds of $8,041,000 (USD$5,750,000) (‘2020 Equity Financing’), which included the full exercise of the overallotment option of 3,750,000 common shares. The estimated net proceeds of $6,878,000 are expected to be used to fund the Company’s business activities for the remainder of 2020 and into 2021.

ABOUT DENISON

Denison Mines Corp. was formed under the laws of Ontario and is a reporting issuer in all Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the ‘TSX’) under the symbol ‘DML’ and on the NYSE American exchange under the symbol ‘DNN’.

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company’s flagship project is the 90% owned Wheeler River Uranium Project (‘Wheeler River’), which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. A Pre-feasibility Study (‘PFS’) was completed for Wheeler River in late 2018, considering the potential economic merit of developing the Phoenix deposit as an ISR operation and the Gryphon deposit as a conventional underground mining operation. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture (‘MLJV’), which includes several uranium deposits and the McClean Lake uranium mill, which is contracted to process the ore from the Cigar Lake mine under a toll milling agreement (see RESULTS OF OPERATIONS below for more details), plus a 25.17% interest in the Midwest deposits and a 66.71% interest in the J Zone and Huskie deposits on the Waterbury Lake property. The Midwest, J Zone and Huskie deposits are located within 20 kilometres of the McClean Lake mill. In addition, Denison has an extensive portfolio of exploration projects in the Athabasca Basin region.

Denison is engaged in mine decommissioning and environmental services through its Closed Mines group (formerly Denison Environmental Services), which manages Denison’s Elliot Lake reclamation projects and provides post-closure mine and maintenance services to a variety of industry and government clients.

MANAGEMENT’S DISCUSSION & ANALYSIS

Denison is also the manager of Uranium Participation Corporation (‘UPC’), a publicly traded company listed on the TSX under the symbol ‘U’, which invests in uranium oxide in concentrates (‘U3O8’) and uranium hexafluoride (‘UF6’).

RISK AND UNCERTAINTY

The outbreak of the novel coronavirus (‘COVID-19’) has disrupted and is expected to continue to disrupt the Company’s previously disclosed business and operational plans for fiscal 2020. The length or severity of these disruptions are unknown at this point in time. The significant potential social and economic disruptions that have emerged as a result of the COVID-19 pandemic include (i) restrictions that governments impose to address the COVID-19 outbreak, (ii) restrictions that the Company and its contractors and subcontractors impose to ensure the safety of employees and others, (iii) shortages and / or unexpected sickness of employees, (iv) unavailability of contractors and subcontractors, (v) interruption of supplies from third parties upon which the Company relies, and (vi) unusually high levels of volatility in capital markets and limitations on the availability of capital.

Disruptions of this nature necessitated a change in the Company’s business plans for 2020 and they may have a material adverse effect on the Company’s business, financial condition and results of operations. Such adverse effects could be rapid and unexpected. Management is closely monitoring the situation and is actively adapting work plans to mitigate adverse effects where possible. See OUTLOOK FOR 2020 below for further details.

SELECTED QUARTERLY FINANCIAL INFORMATION

(in thousands)	As at June 30, 2020	As at December 31, 2019

Financial Position:
Cash and cash equivalents	$7,649	$8,190
Working capital(1)	$16,073	$1,597
Property, plant and equipment	$256,278	$257,259
Total assets	$296,200	$299,998
Total long-term liabilities(2)	$76,660	$74,903

(1)
At June 30, 2020, the Company’s working capital includes $11,247,000 in portfolio investments and a non-cash $3,447,000 deferred revenue liability (December 31, 2019 – $nil portfolio investments and non-cash deferred revenue of $4,580,000).
(2)
Predominantly comprised of the non-current portion of deferred revenue, non-current reclamation obligations, and deferred income tax liabilities.

	2020	2020	2019	2019
(in thousands, except for per share amounts)	Q2	Q1	Q4	Q3

Results of Operations:
Total revenues	$2,926	$4,660	$3,956	$3,478
Net loss	$(1,043)	$(6,663)	$(1,498)	$(6,424)
Basic and diluted loss per share	$(0.00)	$(0.01)	$(0.00)	$(0.01)

	2019	2019	2018	2018
(in thousands, except for per share amounts)	Q2	Q1	Q4	Q3

Results of Operations:
Total revenues	$4,139	$3,976	$4,144	$3,729
Net loss	$(4,884)	$(5,335)	$(13,642)	$(3,884)
Basic and diluted loss per share	$(0.01)	$(0.01)	$(0.02)	$(0.01)

Significant items causing variations in quarterly results

●
The Company’s toll milling revenues fluctuate due to the timing of uranium processing at the McClean Lake mill as well as changes to the estimated mineral resources of the Cigar Lake mine. See RESULTS OF OPERATIONS below for further details.

MANAGEMENT’S DISCUSSION & ANALYSIS

●
Revenues from the Closed Mines group fluctuate due to the timing of projects, which vary throughout the year in the normal course of business.
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Operating expenses fluctuate due to the timing of projects at both the MLJV and the Closed Mines group, which vary throughout the year in the normal course of business.
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Exploration expenses are generally largest in the first and third quarters, due to the timing of the winter and/or summer exploration programs in Saskatchewan.
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The Company’s results are also impacted, from time to time, by other non-recurring events arising from its ongoing activities, as discussed below where applicable.
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Denison temporarily suspended activities related to the environmental assessment (‘EA’) and other discretionary items related to the Wheeler River project late in the first quarter of 2020 due in part to the COVID-19 pandemic. The reduced net loss in the second quarter of 2020 reflects a significant reduction in evaluation expenditures resulting from the Company’s response to COVID-19 and other fiscal prudence measures.

RESULTS OF OPERATIONS

REVENUES

McClean Lake Uranium Mill

McClean Lake is located on the eastern edge of the Athabasca Basin in northern Saskatchewan, approximately 750 kilometres north of Saskatoon. Denison holds a 22.5% ownership interest in the MLJV and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, which is contracted to process ore from the Cigar Lake mine under a toll milling agreement. The MLJV is a joint venture between Orano Canada Inc. (‘Orano Canada’) with a 70% interest, Denison with a 22.5% interest, and OURD (Canada) Co. Ltd. with a 7.5% interest.

In February 2017, Denison closed an arrangement with Anglo Pacific Group PLC and one of its wholly owned subsidiaries (the ‘APG Arrangement’) under which Denison received an upfront payment of $43,500,000 in exchange for its right to receive future toll milling cash receipts from the MLJV under the current toll milling agreement with the Cigar Lake Joint Venture (‘CLJV’) from July 1, 2016 onwards. The APG Arrangement consists of certain contractual obligations of Denison to forward to APG the cash proceeds of future toll milling revenue earned by the Company related to the processing of the specified Cigar Lake ore through the McClean Lake mill, and as such, the upfront payment was accounted for as deferred revenue.

On March 23, 2020, in response to the COVID-19 pandemic, the operator of the CLJV announced a decision to suspend production at the Cigar Lake mine for a minimum of four weeks. At the same time, the operator of the MLJV announced that the McClean Lake mill would also suspend operations for the duration of the CLJV shutdown. In April 2020, the operator of the CLJV announced that the shut-down at the Cigar Lake mine would be extended for an indeterminate period of time. As noted above, Denison has sold the toll milling revenue to be earned from the processing of the Cigar Lake ore to APG pursuant to the APG Arrangement. While the temporary suspension of operations at the McClean Lake mill will result in a decrease in revenue recognized by Denison, the impact will be non-cash and will be limited to a reduction in the drawdown of the Company’s deferred revenue balance.

During the three and six months ended June 30, 2020, the McClean Lake mill processed nil and 4.2 million pounds U3O8 for the CLJV, respectively (June 30, 2019 – 5.0 and 9.9 million pounds U3O8) and recorded toll milling revenue of $152,000 and $1,115,000, respectively (June 30, 2019 – $1,284,000 and $2,547,000). The decrease in toll milling revenue in the current three and six month periods, as compared to the prior year, is predominantly due to the decrease in mill production in the current periods due to the shut-down of the Cigar Lake mine, which commenced in March 2020. The decrease in mill production is slightly offset by an increase in toll milling revenue recognized during the three and six months ended June 30, 2020 due to non-cash cumulative catch up accounting adjustments recorded in the year. During the three and six months ended June 30, 2020, the Company recorded positive non-cash cumulative catch up adjustments of $155,000 and $59,000, respectively. During the first quarter of 2020, the Company recorded a negative non-cash cumulative catch up adjustment of $96,000 as a result of an update to the published Cigar Lake mineral resource released in the quarter, and in the second quarter of 2020, the Company recorded a positive non-cash cumulative accounting adjustment of $155,000 related to a change in the estimated timing of the toll milling activity driven by the temporary suspension of operations at the McClean Lake mill. During the three and six months ended June 30, 2019, the Company recorded $nil and $26,000 in positive non-cash cumulative accounting adjustments related to the Cigar Lake mineral resource estimate update published in the first quarter of 2019.

During the three and six months ended June 30, 2020, the Company also recorded accounting accretion expense of $755,000 and $1,537,000, respectively, on the toll milling deferred revenue balance (June 30, 2019 – $801,000 and $1,601,000). The annual accretion expense will decrease over the life of the agreement, as the deferred revenue liability decreases over time.

MANAGEMENT’S DISCUSSION & ANALYSIS

Mineral Sales

Mineral sales revenue for the three and six months ended June 30, 2020 was $nil and $852,000 (June 30, 2019 - $nil and $nil). Mineral sales revenue earned in the first quarter of 2020 was from the sale of 26,004 pounds U3O8 from inventory at an average price of $32.76 per pound.

Closed Mine Services

Mine decommissioning and environmental services are provided through Denison’s Closed Mines group, which has provided long-term care and maintenance for closed mine sites since 1997. With offices in Ontario, the Yukon Territory and Quebec, the Closed Mines group manages Denison’s Elliot Lake reclamation projects and provides post-closure mine care and maintenance services to various customers.

Revenue from Closed Mines services during the three and six months ended June 30, 2020 was $2,104,000 and $4,132,000 (June 30, 2019 - $2,407,000 and $4,644,000). The decrease in revenue in the three and six months ended June 30, 2020, as compared to the prior period, was due to a decrease in activity at certain care and maintenance sites.

Management Services Agreement with UPC

Denison provides general administrative and management services to UPC. Management fees and commissions earned by Denison provide a source of cash flow to partly offset corporate administrative expenditures incurred by the Company during the year.

During the three and six months ended June 30, 2020, revenue from the Company’s management contract with UPC was $670,000 and $1,487,000 (June 30, 2019 - $448,000 and $924,000). The increase in revenues during the three months ended June 30, 2020, compared to the prior year, was due to an increase in management fees earned based on UPC’s monthly net asset value (‘NAV’), as well as an increase in commission-based management fees. The increase in revenues during the six months ended June 30, 2020, compared to the prior year, was due to an increase in NAV-based management fees, an increase in discretionary management fees due to a $300,000 fee awarded to Denison related to non-routine activities performed by the Company, as well as an increase in commission-based fees. The increase in commission-based fees in both the three and six months ended June 30, 2020, as compared to the prior year, was due to an increase in uranium purchase or sale transactions completed for UPC during the current periods. Denison earns a 1% commission on the gross value of UPC’s uranium purchases and sales. UPC’s balance sheet consists primarily of uranium held either in the form of U3O8 or UF6, which is accounted for at its fair value. The increase in NAV-based management fees was due to the increase in the average fair value of UPC’s uranium holdings during the three and six months ended June 30, 2020, compared to the prior year, resulting from higher uranium spot prices during the second quarter.

OPERATING EXPENSES

Canada Mining

Operating expenses of the Canadian mining segment include depreciation and development costs, as well as cost of sales related to the sale of uranium.

Operating expenses in the three and six months ended June 30, 2020 were $389,000 and $1,994,000, respectively (June 30, 2019 – $1,348,000 and $2,558,000), including depreciation expense relating to the McClean Lake mill of $nil and $736,000 (June 30, 2019 - $886,000 and $1,741,000), as a result of processing nil and approximately 4.2 million pounds U3O8, respectively, for the CLJV (June 30, 2019 – 5.0 and 9.9 million pounds).

In the three and six months ended June 30, 2020, operating expenses also included development and other operating costs related to the MLJV of $389,000 and $1,258,000 (June 30, 2019 – $462,000 and $817,000). The development and other operating costs for the three months ended June 30, 2020 predominantly related to the advancement of the Surface Access Borehole Resource Extraction (‘SABRE’) mining technology, as part of a multi-year test mining program operated by Orano Canada within the MLJV. The development and other operating costs for the six months ended June 30, 2020 included (i) $526,000 in cost of sales, selling expenses of $14,000, and sales royalties and resource surcharges of $64,000 related to the sale of 26,004 pounds of U3O8, and (ii) $447,000 in costs related to SABRE. As a result of the COVID-19 pandemic, the operator of the MLJV has decided to defer the remainder of the 2020 SABRE test mining program to future years.

MANAGEMENT’S DISCUSSION & ANALYSIS

Closed Mines Services

Operating expenses during the three and six months ended June 30, 2020 totaled $1,659,000 and $3,374,000 respectively (June 30, 2019 - $2,251,000 and $4,303,000). The expenses relate primarily to care and maintenance services provided to clients, and include labour and other costs. The decrease in operating expenses in the current periods, as compared to the prior year, is predominantly due to a reduction in activity at certain care and maintenance sites, as well as a decrease in salaries and other costs associated with a reduction in headcount following a restructuring completed during the fourth quarter of 2019, when the Company discontinued its environmental consulting business.

CANADIAN MINERAL PROPERTY EXPLORATION & EVALUATION

During the three and six months ended June 30, 2020, Denison’s share of exploration and evaluation expenditures were $845,000 and $4,036,000, respectively (June 30, 2019 – $3,026,000 and $7,255,000). The decrease in exploration and evaluation expenditures during the three and six months ended June 30, 2020, compared to the prior period, was predominantly due to a decrease in winter exploration activities, as well as a decrease in evaluation expenditures due to the decision, in March 2020, to temporarily suspend the EA program and other discretionary items at Wheeler River due in part to the COVID-19 pandemic. See WHEELER RIVER PROJECT below for further details.

Exploration spending in the Athabasca Basin is generally seasonal in nature, with spending higher during the winter exploration season (January to mid-April) and summer exploration season (June to mid-October).

The Company’s land position in the Athabasca Basin, as of June 30, 2020, is illustrated in the figure below. The size of the Company’s Athabasca land package decreased during the second quarter of 2020 from 270,829 hectares (206 claims) to 268,725 hectares (204 claims) due to the lapsing of claims belonging to the Wolverine, Packrat and Waterbury South properties, slightly offset by the purchase of additional claims at Hook Carter.

Denison Mines
Denison Mines' Athabasca Properties
June 30, 2020
N
Northwest Territories
Alberta
Saskatchewan
Manitoba
Prince Albert
Saskatoon
Regina
100% Denison
Denison operated JV
Orano operated JV
Cameco operated JV
Denison earn-in
Uranium mines and deposits
Uranium mill
Roads
Powerlines
ATHABASCA BASIN
Hatchet Lake
J Zone Roughrider
Bell Lake
Murphy
Turkey Lake
Wolly
Waterfound North
Waterfound
Torwalt Lake
McClean Lake Mill
Eagle Point
McClean Lake
Waterbury
Johnston Lake
Midwest
Rabbit Lake Mill
Cigar Lake
Candle
Packrat
Darby
Park Creek
Epp Lake
West Bear
Hook-Carter
Marten
McArthur River
Wolverine
Arrow
Triple R
Mann Lake
Lynx
Moon Lake North
Wheeler River (Phoenix & Gryphon deposits)
Moon Lake South
Russell Lake
Moon Lake
Millennium
Centennial
Bachman Lake
South Dufferin
Crawford Lake
Ford Lake
Brown Lake
Key Lake
50 km

MANAGEMENT’S DISCUSSION & ANALYSIS

Wheeler River Project

A PFS was completed for Wheeler River in late 2018, considering the potential economic merit of developing the Phoenix deposit as an ISR operation and the Gryphon deposit as a conventional underground mining operation.

Further details regarding Wheeler River, including the estimated mineral reserves and resources, are provided in the Technical Report for the Wheeler River project titled ‘Pre-feasibility Study Report for the Wheeler River Uranium Project, Saskatchewan, Canada’ prepared by Mark Liskowich, P.Geo. of SRK Consulting (Canada) Inc. with an effective date of September 24, 2018 (‘PFS Technical Report’). A copy of the PFS Technical Report is available on Denison’s website and under its profile on each of SEDAR and EDGAR.

Given recent social, financial and market disruptions, Denison has suspended certain activities at Wheeler River, including the EA program, which is on the critical path to achieving the project development schedule outlined in the PFS. Given the uncertainty associated with the duration of suspension, the Company is not currently able to estimate the impact to the project development schedule outlined in the PFS, and users are cautioned that the estimates provided therein regarding the start of pre-production activities in 2021 and first production in 2024 should not be relied upon.

The location of the Wheeler River property, as well as the Phoenix and Gryphon deposits, and existing and proposed infrastructure, is shown on the map provided below.

MANAGEMENT’S DISCUSSION & ANALYSIS

Evaluation Program

During the three and six months ended June 30, 2020, Denison’s share of evaluation costs at Wheeler were $304,000 and $1,741,000 respectively (June 30, 2019 - $2,237,000 and $2,679,000). During the second quarter of fiscal 2020, internal Denison staff continued preparatory work for the future resumption of the EA program. In addition, during the quarter, Denison staff undertook planning work for the 2020 Field Test, which commenced in the third quarter of 2020, and also conducted several internal studies on some of the risks identified in the Wheeler River PFS in preparation for the completion of a future FS.

Engineering Activities

ISR Field Test

The hydrogeologic model for Phoenix, developed by Petrotek, produced demonstration of "proof of concept" for the application of ISR mining method at Phoenix, with respect to potential operational extraction and injection rates (see Denison press release dated June 4, 2020). The hydrogeologic model was developed based on actual field data collected from the 2019 Field Test (see Denison press release dated December 18, 2019).  Based on the positive results from the hydrogeologic model, the Company developed and commenced the 2020 Field Test. The purpose of the additional test work planned for 2020 is to further evaluate and de-risk the ISR mining conditions present at Phoenix by supplementing the extensive dataset acquired as part of the 2019 Field Test. Hydrogeological data collected as part of the 2020 Field Test is expected to build additional confidence in the Company’s understanding of the fluid pathways within Test Area 1 and Test Area 2 of the 2019 Field Test, to further validate the Company’s hydrogeologic model for Phoenix, and to prepare for field tests in future years, which are expected to support a future FS.

Work relating to the 2020 Field Test commenced in July 2020. Key elements of the 2020 Field Test are expected to include:

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Additional pump/injection tests within Test Area 1 and Test Area 2 of the Phoenix deposit;
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Groundwater sampling to characterize baseline hydrogeochemistry in the deposit area to support the planning and permitting of a potential future in-ground lixiviant test or ISR demonstration;
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Groundwater sampling to support the development of reactive transport models to determine the overall dissolution rate of the ore and flow of lixiviant through the formation;
●
Collection and analysis of additional matrix permeability data from drill core previously recovered from within Test Area 1 and Test Area 2, to support further refinement of hydrogeological models with an enhanced understanding of both large- and small-scale fluid flow pathways; and
●
Rock mechanics tests to collect data to aid in evaluating the potential utility of certain permeability enhancement techniques.

During the month of June, the Company developed a comprehensive guide for the safe resumption of work at the Wheeler River site. The protocols consider the unique health and safety risks associated with operating a remote work camp amidst the ongoing COVID-19 pandemic. Public health guidelines and best practices have been incorporated into the Company’s plans, which have been reviewed by the Company’s Vice President Operations, President & CEO, and the Environmental Health and Safety Committee of the Board of Directors.

In addition to an extensive review of work procedures on site, the Company has designed special travel protocols to minimize any health and safety risks associated with travel to and from site through various communities in northern Saskatchewan. These protocols were developed in consultation with community leaders so as to be coordinated with any localized travel restrictions or roadblocks implemented to minimize the risk of COVID-19 transmission in northern Saskatchewan.

Environmental and Sustainability Activities

EA Process

The Company identified the EA process as a key element of the Wheeler River project's critical path. Accordingly, Denison plans to initiate various studies and assessments as part of the EA process, which is intended to culminate in the preparation of the project Environmental Impact Statement (‘EIS’). The EA is a planning and decision-making tool, which involves predicting potential environmental effects throughout the project lifecycle (construction, operation, decommissioning and post-decommissioning) at the site, and within the local and regional assessment areas. The EA objectives are to minimize or avoid adverse environmental effects before they occur and incorporate environmental factors into the decision-making processes. In addition to predictions made, effective monitoring programs will be developed based on the results of the assessments and implemented as part of the "plan, do, check, act" style system for continual improvement and adaptive management.

MANAGEMENT’S DISCUSSION & ANALYSIS

The EA work builds upon the comprehensive environmental baseline dataset Denison has prepared for the Wheeler River project, as well as feedback collected from community engagement activities completed to date.

EA Activities

Following the declaration of the global COVID-19 pandemic in early March, 2020, Denison decided to temporarily suspend the Wheeler River EA (see Denison press release dated March 20, 2020). An important element of the EA process is the completion of extensive in-person engagement and consultation activities with various interested parties and community groups. The decision to suspend the EA process and other discretionary activities is motivated by the significant social and economic disruption that has emerged as a result of the COVID-19 pandemic and the Company's commitment to ensure employee safety, support public health efforts to limit transmission of COVID-19, and exercise prudent financial discipline.

Environmental Baseline Data Collection

Baseline environmental data collection work at the Wheeler River site resumed in July 2020 and is expected to be completed during the third quarter of 2020. The work planned for 2020 includes ongoing monitoring of ambient radon and dust in the air, and groundwater quality.

In preparation for assessing various environmental impacts and effects, a number of studies have been conducted by internal Denison staff during the second quarter of 2020. The waste management plan inputs were developed for the Wheeler site, along with estimates of the potential radiation exposures during planned operation. In addition, work on ground water modelling input requirements identified the need for additional groundwater monitoring holes for data collection in certain areas surrounding the Phoenix deposit.

Community Engagement Activities

Despite the temporary suspension of the Wheeler River EA, Denison continues to keep various interested parties informed about planned field activities and changes to those plans due to the COVID-19 pandemic. Recognizing that the remote location of communities in northern Saskatchewan pose a unique risk for COVID-19 transmission and treatment, in early April, Denison provided financial support and the procurement of COVID-19 safety supplies, such as hand sanitizer and cleaning products to a number of remote communities in northern Saskatchewan to build the necessary supplies to respond to a COVID-19 outbreak. In late April 2020, a number of Indigenous and non-Indigenous communities in the north west of Saskatchewan experienced COVID-19 outbreaks. In response, a unique collective of Indigenous and non-Indigenous leaders came together to create the Northwest Communities Incident Command Centre, which was focused on ensuring the communities responded to COVID-19 from a regional perspective. Denison provided financial support for this initiative, and invited other exploration companies to do the same. Additionally, Denison worked directly with the Command Centre to get input on the development of a Travel Protocol for travel through northern Saskatchewan that would be respectful of the deep concern for the potential transmission of COVID-19 in northern Saskatchewan through activities like Denison’s exploration and evaluation activities. Denison’s Travel Protocol was shared with the Saskatchewan Mining Association (‘SMA’) and has been provided as an example of best practice for other SMA members to refer to while travelling to and from remote sites.

Exploration Program

Denison’s share of exploration costs at Wheeler River was $188,000 and $394,000 during the three and six months ended June 30, 2020, respectively (June 30, 2019 – $199,000 and $1,774,000).

No field work was conducted during the quarter ended June 30, 2020. Desktop work included continued planning for the exploration drilling program scheduled for completion prior to the end of 2020. The drilling program is expected to include an estimated 12,310 metres in approximately 27 to 30 drill holes. The program is expected to be focused on the Phoenix deposit, where additional exploration and delineation drilling is warranted, based on previous exploration results and the positive results returned from recent ISR field tests. The objective of the planned exploration program at Phoenix is to increase mineral resources that may be incorporated into a future FS. Potential to add additional mineral resources at Phoenix exists within the boundaries of the existing design of the ISR freeze dome, but outside of the currently defined extents of the deposit – particularly around Zone B, where previous mineralized results remain open on section or the interpreted optimal exploration target remains untested, and at Zone C, which is not currently included in the mineral resource estimate, where similar targets exist.

MANAGEMENT’S DISCUSSION & ANALYSIS

Other Properties

Exploration Program

Denison’s share of exploration costs at its exploration pipeline properties during the three and six months ended June 30, 2020 was $335,000 and $1,880,000, respectively (June 30, 2019 - $591,000 and $2,803,000). During the second quarter of 2020, no field work was undertaken, however numerous desk-top reviews were completed to prioritize properties for potential future exploration. The Company continues to review, prioritize and rationalize its Athabasca Basin exploration portfolio with the planned objective of continuing to explore its highest priority projects, with the potential to deliver significant and meaningful new discoveries.

Evaluation Program

Denison’s share of evaluation costs at its exploration pipeline properties during the three and six months ended June 30, 2020 was $18,000 and $21,000 (June 30, 2019 - $nil and $nil). The costs relate to the Waterbury Lake property and the Concept Study completed in July 2020 examining the potential future development of J Zone using the ISR mining method. As a result of the preliminary findings of the internal Concept Study the Company has initiated the preparation of a PEA. The cost of completing the PEA is included in the Company’s current estimate of exploration and evaluation expenditures in the Outlook for 2020. The Concept Study was prepared by Denison’s in-house project development team under the oversight of David Bronkhorst, P.Eng., the Company’s Vice President, Operations, and was reviewed and approved by the Technical Committee of the Company’s Board of Directors.

Waterbury Lake is located within the eastern portion of the Athabasca Basin in northern Saskatchewan. A description of the property, including the mineral resource estimate for the J Zone deposit, is described in an independent technical report, prepared in accordance with NI 43-101, titled “Technical Report with an Updated Mineral Resource Estimate for the Waterbury Lake Property, Northern Saskatchewan, Canada”, dated December 21, 2018, by SRK Consulting.

The internal Concept Study undertaken by the Company on J Zone is preliminary in nature and there is significant uncertainty with respect to the potential for, and the economic and technical risks associated with, advancing to a PEA for J Zone, and such further studies may not be undertaken or completed if the preliminary results of internal studies are not maintained after further testing and/or analysis.

GENERAL AND ADMINISTRATIVE EXPENSES

During the three and six months ended June 30, 2020, total general and administrative expenses were $1,421,000 and $3,609,000, respectively (June 30, 2019 - $1,665,000 and $4,031,000). These costs are mainly comprised of head office salaries and benefits, office costs in multiple regions, audit and regulatory costs, legal fees, investor relations expenses, project costs, and all other costs related to operating a public company with listings in Canada and the United States. The decrease in general and administrative expenses during the three and six months ended June 30, 2020 was due to a decrease in employee costs driven by a decrease in bonus expense slightly offset by an increase in non-recurring legal costs. The bonus expense decreased in the current year in part due to a decrease in the overall bonus amount approved and recorded in 2020 in relation to fiscal 2019 as compared to the bonus approved and recorded in 2019 related to fiscal 2018, as well as a change in the timing of the recognition of the expense related to the 2019 bonus. The Company’s management team received their 2019 bonus in the form of restricted share units (‘RSU’s’) rather than cash, and these RSUs are being expensed over their three year vesting period. Cash bonuses, by comparison, are fully expensed when they are approved.

OTHER INCOME AND EXPENSES

During the three and six months ended June 30, 2020, the Company recognized a gain of $2,163,000 and a loss of $1,029,000 in other income/expense, respectively (June 30, 2019 – losses of $175,000 and $528,000). The gain for the three months ended June 30, 2020 was predominantly due to gains in investments carried at fair value of $1,989,000, while the loss in the six months ended June 30, 2020 was predominantly due to losses on investments carried at fair value of $961,000. The Company’s investments consist of investments in other publicly traded entities. Gains and losses on investments carried at fair value are driven by the closing share price of the related investee at the end of the quarter. The gain recorded in the three months ended June 30, 2020 was mainly due to favourable mark-to-market adjustments on the Company’s investments, while the losses in the six months ended June 30, 2020, as well as the losses in the prior periods, were due to unfavourable mark-to-market adjustments on the Company’s investments.

MANAGEMENT’S DISCUSSION & ANALYSIS

EQUITY SHARE OF LOSS FROM ASSOCIATES

During the fourth quarter of 2019, the Company determined that it no longer exercised significant influence of GoviEx Uranium Inc. (‘GoviEx’) and began accounting for its investment in the common shares of GoviEx as a portfolio investment at fair value through profit and loss. As a result, during the three and six months ended June 30, 2020, the Company recorded $nil in equity gain or loss from associates. During the three and six months ended June 30, 2019, the Company recognized a gain of $71,000 and a loss of $206,000, respectively from its equity share of GoviEx. The gain in the three months ended June 30, 2019 was due to an equity loss of $185,000 more than offset by a dilution gain of $256,000. The loss during the six months ended June 30, 2019 was due to an equity loss of $460,000, offset by a dilution gain of $254,000.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $7,649,000 at June 30, 2020 (December 31, 2019 – $8,190,000).

The decrease in cash and cash equivalents of $541,000 was due to net cash used in operations of $6,803,000, and net cash used in investing activities of $271,000, offset by net cash provided by financing activities of $6,533,000.

Net cash used in operating activities of $6,803,000 was predominantly due to the net loss for the period, adjusted for non-cash items and changes in working capital items.

Net cash used in investing activities of $271,000 consists primarily of expenditures for property, plant and equipment, and an increase in restricted cash related to the Company’s funding the Elliot Lake reclamation trust fund, offset by cash receipts related to the sale of certain portfolio investments and property, plant and equipment.

Net cash provided by financing activities of $6,533,000 relates primarily to the net proceeds from the 2020 Equity Financing where the Company issued of 28,750,000 common shares at a price of USD$0.20 on April 6, 2020, for gross proceeds of $8,041,000 (USD$5,750,000), slightly offset by cash payments related to the Company’s lease and short term debt obligations.

On June 2, 2020, the Company filed a short form base shelf prospectus (‘2020 Prospectus’) with the securities regulatory authorities in each of the provinces in Canada and in the United States. The Company may issue securities, in amounts, at prices, and on terms to be determined based on market conditions at the time of sale and as set forth in the 2020 Prospectus, for an aggregate offering amount of up to $175,000,000 during the 25 month period beginning on June 2, 2020. To date, the Company has not issued any securities pursuant to the 2020 Prospectus.

Refer to 2020 OUTLOOK below for details of the Company’s working capital requirements for the remainder of 2020.

There are uncertainties related to the timing and use of the Company’s cash resources. Due to the stage of various of its mineral property projects, the Company does not currently generate sufficient operating cash flows to fund obligations as they become due. As such, these obligations require that the Corporation generate additional liquidity through the divestiture of investments or through the issuance of debt or equity. The Company expects that it may need to sell certain of its investments to provide additional liquidity to fund its expenditures for the next 12 months. The Company may experience difficulty in obtaining satisfactory financial terms for subsequent debt or equity issuances or it may have difficulty in liquidating its investments due to the concentration of its investment portfolio or market conditions. Failure to obtain adequate financing on satisfactory terms may have a material adverse effect to the Company’s results of operations or its financial condition. The Company has considered the above factors, in addition to its ability to further curtail operating expenditures if necessary, in assessing and concluding on its ability to continue as a going concern.

Use of Proceeds

2019 Flow Through Financing

As at June 30, 2020, the Company has spent $1,779,000 towards its obligation to spend $4,715,460 on eligible Canadian exploration expenditures under the terms of the flow-through share financing completed in December 2019. Denison anticipates that it will meet its obligations under the December 2019 flow-through share financing during 2020.

2020 Equity Financing

As disclosed in the Company’s Short Form Prospectus dated April 6, 2020 (‘2020 Short Form Prospectus’), the net proceeds of the 2020 Equity Financing are being utilized to supplement the Company’s cash working capital to fund its business operations through 2020 and into 2021.

MANAGEMENT’S DISCUSSION & ANALYSIS

During the period between the close of the financing in April and June 30, 2020, the Company’s use of proceeds has been in line with that disclosed in the 2020 Short Form Prospectus.

Revolving Term Credit Facility

On January 29, 2020, the Company entered into an agreement with the Bank of Nova Scotia (‘BNS’) to extend the maturity date of the Company’s credit facility to January 31, 2021 (‘2020 Credit Facility’). Under the 2020 Credit Facility, the Company continues to have access to letters of credit of up to $24,000,000, which is fully utilized for non-financial letters of credit in support of reclamation obligations. All other terms of the 2020 Credit Facility (tangible net worth covenant, pledged cash, investments amount and security for the facility) remain unchanged by the amendment – including a requirement to provide $9,000,000 in cash collateral on deposit with BNS to maintain the 2020 Credit Facility.

TRANSACTIONS WITH RELATED PARTIES

Uranium Participation Corporation

The Company’s current management services agreement with UPC (‘MSA’) has a term of five years (the ‘Term’), expiring on March 31, 2024. Under the MSA, Denison receives the following management fees from UPC: a) a base fee of $400,000 per annum, payable in equal quarterly installments; b) a variable fee equal to (i) 0.3% per annum of UPC’s total assets in excess of $100 million and up to and including $500 million, and (ii) 0.2% per annum of UPC’s total assets in excess of $500 million; c) a fee, at the discretion of the Board, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the acquisition of or sale of U3O8 or UF6); and d) a commission of 1.0% of the gross value of any purchases or sales of U3O8 or UF6 or gross interest fees payable to UPC in connection with any uranium loan arrangements.

The MSA may be terminated during the Term by Denison upon the provision of 180 days written notice. The MSA may be terminated during the Term by UPC (i) in the event of a material breach, (ii) within 90 days of certain events surrounding a change of both of the individuals serving as Chief Executive Officer and Chief Financial Officer of UPC, and / or a change of control of Denison, or (iii) upon the provision of 30 days written notice and, subject to certain exceptions, a cash payment to Denison of an amount equal to the base and variable management fees that would otherwise be payable to Denison (calculated based on UPC’s current uranium holdings at the time of termination) for the lesser period of a) three years, or b) the remaining term of the MSA.

The following amounts were earned from UPC for the periods ended:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
(in thousands)	2020	2019	2020	2019

Management Fee Revenue
Base and variable fees	$551	$447	$1,014	$921
Discretionary fees	-	-	300	-
Commission fees	119	1	173	3
	$670	$448	$1,487	$924

At June 30, 2020, accounts receivable includes $412,000 (December 31, 2019 – $236,000) due from UPC with respect to the fees and transactions discussed above.

Korea Electric Power Corporation (‘KEPCO’)

As at June 30, 2020, KEPCO, through its subsidiaries including KHNP Canada Energy Ltd., holds 58,284,000 shares of Denison representing a share interest of approximately 9.31% and is also the largest member of the consortium of investors that make up KWULP. The Waterbury Lake property is owned by Denison and KWULP through their respective interests in Waterbury Lake Uranium Corporation (‘WLUC’) and Waterbury Lake Uranium Limited Partnership (‘WLULP’).

In June 2020, Denison funded $300,000 of the approved fiscal 2020 program for Waterbury Lake, which resulted in the further dilution of KWULP’s interest in WLULP. As a result, Denison earned an additional 0.14% interest in the WLULP, increasing Denison’s interest to 66.71% from 66.57%.

MANAGEMENT’S DISCUSSION & ANALYSIS

The additional interest has been accounted for using an effective date of June 30, 2020 and has resulted in Denison recording its increased pro-rata share of the assets and liabilities of Waterbury Lake, the majority of which relates to an addition to mineral property assets of $100,000.

Other

All services and transactions with the following related parties listed below were made on terms equivalent to those that prevail with arm’s length transactions:

●
During the three and six months ended June 30, 2020, the Company incurred investor relations, administrative service fees and certain pass-through expenses of $75,000 and $96,000, respectively (June 30, 2019 – $64,000 and $85,000) with Namdo Management Services Ltd, which shares a common director with Denison. These services were incurred in the normal course of operating a public company. At June 30, 2020, an amount of $nil (December 31, 2019 – $nil) was due to this company.

COMPENSATION OF KEY MANAGEMENT PERSONNEL

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
(in thousands)	2020	2019	2020	2019

Salaries and short-term employee benefits	$(371)	$(424)	$(955)	$(1,129)
Share-based compensation	(320)	(611)	(750)	(1,115)
Termination benefits	-	(481)	-	(481)
	$(691)	$(1,516)	$(1,705)	$(2,725)

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

OUTSTANDING SHARE DATA

At August 6, 2020, there were 626,057,148 common shares issued and outstanding, stock options outstanding for 15,785,743 Denison common shares, and 7,894,853 share units outstanding for a total of 649,737,744 common shares on a fully-diluted basis.

OUTLOOK FOR 2020

The Company’s exploration, development and operations plans for the year remain unchanged from those disclosed in the MD&A for the three months ended March 31, 2020. Refer to the Company’s MD&As for the year ended December 31, 2019 and for the three months ended March 31, 2020, for a detailed discussion of the 2020 budget and 2020 outlook.

MANAGEMENT’S DISCUSSION & ANALYSIS

(in thousands)	CURRENT 2020 OUTLOOK	Actual to June 30, 2020(2)
Mining Segment
Mineral Sales	852	852
Development & Operations	(2,446)	(1,098)
Mineral Property Exploration & Evaluation	(8,592)	(4,035)
	(10,186)	(4,281)
Closed Mines Segment
Closed Mines Environmental Services	1,353	878
	1,353	878
Corporate and Other Segment
UPC Management Services	2,686	1,487
Corporate Administration & Other	(5,625)	(2,828)
	(2,939)	(1,341)
Total(1)	$ (11,772)	$ (4,744)
Notes:
1.
Only material operations shown.
2.
The budget is prepared on a cash basis. As a result, actual amounts represent a non-GAAP measure. Compared to segment loss as presented in the Company’s unaudited interim consolidated financial statements for the six months ended June 30, 2020, actual amounts reported above includes $139,000 in capital additions and excludes the $822,000 net impact of non-cash items and other adjustments.

ADDITIONAL INFORMATION

SIGNIFICANT ACCOUNTING POLICIES

RISK FACTORS

The following risk factors, and those set forth in Denison’s Annual Information Form dated March 13, 2020 under the heading ‘Risk Factors’, are risks and other factors Denison has identified that could influence the Company’s business, operations, financial condition and expectations as set forth in its forward-looking statements. Such risk factors are not, and should not be construed as being exhaustive, and other circumstances that are currently not foreseen by management of Denison could arise to negatively affect Denison’s business and its shareholders.

COVID-19 Outbreaks

The outbreak of the novel coronavirus (COVID-19) has disrupted and is expected to continue to disrupt the Company’s business and operational plans, including the Company’s previously disclosed business and operational plans for fiscal 2020, which could have a material adverse effect on the Company’s business, financial condition and results of operations. Such adverse effects could be rapid and unexpected.

The significant potential social and economic disruptions that have emerged as a result of the COVID-19 pandemic include (i) restrictions that governments impose to address the COVID-19 outbreak, (ii) restrictions that the Company and its contractors and subcontractors impose to ensure the safety of employees and others, (iii) shortages and / or unexpected sickness of employees, (iv) unavailability of contractors and subcontractors, (v) interruption of supplies from third parties upon which the Company relies, and (vi) unusually high levels of volatility in capital markets and limitations on availability of capital for the Company and its joint venture counterparties.

These disruptions may severely impact the Company’s ability to carry out its business plans for 2020 and beyond. For example, on March 20, 2020 the Company announced a temporary suspension of activities related to the EA for the Wheeler River project due to the process requiring extensive in-person engagement and consultation with various interested parties. The decision to suspend the EA was due in part to significant social and economic disruptions that have emerged as a result of the COVID-19 pandemic. The EA process is a key element of the Wheeler River project’s critical path and as a result, there is a risk that the development schedule and/or the capital and operating cost projections and related economic indicators in the Wheeler PFS Report may be varied significantly.

MANAGEMENT’S DISCUSSION & ANALYSIS

It is presently not possible to predict the extent or durations of any disruptions to the Company’s current and future operations.

Denison has a history of negative operating cash flows and may continue to experience negative operating cash flow

Denison has had negative operating cash flows for recent past financial reporting periods. Denison anticipates that it will continue to have negative operating cash flows until such time, if at all, its Wheeler River project goes into production. In order to fund operations until such time, Denison will require substantial additional financing which may be through the issuance of equity or debt securities. There can be no assurance that additional capital or other types of financing will be available when needed or that these financings will be on terms favourable to Denison.

QUALIFIED PERSON

The disclosure of scientific and technical information regarding Denison’s material properties in this MD&A was prepared by, or reviewed and approved by David Bronkhorst, P.Eng., the Company’s Vice President Operations, a Qualified Person in accordance with the requirements of NI 43-101.

ASSAY PROCEDURES AND DATA VERIFICATION

The Company reports preliminary radiometric equivalent grades (‘eU3O8’), derived from a calibrated down-hole total gamma probe, during or upon completion of its exploration programs and subsequently reports definitive U3O8 assay grades following sampling and chemical analysis of the mineralized drill core. Uranium assays are performed on split core samples by the Saskatchewan Research Council (‘SRC’) Geoanalytical Laboratories using an ISO/IEC 17025:2005 accredited method for the determination of U3O8 weight %. Sample preparation involves crushing and pulverizing core samples to 90% passing -106 microns. The resultant pulp is digested using aqua-regia and the solution analyzed for U3O8 weight % using ICP-OES. Geochemical results from composite core samples are reported as parts per million (‘ppm’) obtained from a partial HNO3:HCl digest with an ICP-MS finish. Boron values are obtained through NaO2/NaCO3 fusion followed by an ICP-OES finish. All data are subject to verification procedures by qualified persons employed by Denison prior to disclosure. For further details on Denison’s sampling, analysis, quality assurance program and quality control measures and data verification procedures please see Denison's Annual Information Form dated March 12, 2019 available on the Company’s website and filed under the Company's profile on SEDAR (www.sedar.com) and in its Form 40-F available on EDGAR at www.sec.gov/edgar.shtml.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this MD&A constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this MD&A contains forward-looking information pertaining to the following: Denison’s plans and objectives for 2020 and beyond, including resumption of ISR field testing activities at Phoenix, the impacts of COVID-19, temporary suspension of the EA and other non-discretionary activities and the projections made in the 2020 Outlook; hydrogeologic modelling for the Phoenix deposit and demonstration of “proof of concept”, and estimates and assumptions within such; the benefits to be derived from corporate transactions; the estimates of Denison's mineral reserves and mineral resources; exploration, development and expansion plans and objectives, including the results of, and estimates and assumptions within, the PFS, and statements regarding anticipated budgets, fees, expenditures and timelines; assumptions regarding the potential for completion of a FS for Wheeler River, and work to be completed in connection therewith; results of, and estimates and assumptions within, the Concept Study for J Zone and plans for a PEA with respect thereto; expectations regarding Denison’s joint venture ownership interests and the continuity of its agreements with its partners; expectations regarding adding to its mineral reserves and resources through acquisitions or exploration; expectations regarding the toll milling of Cigar Lake ores; expectations regarding revenues and expenditures from its Closed Mines operations; expectations regarding revenues from the UPC management contract; and the annual operating budget and capital expenditure programs, estimated exploration and development expenditures and reclamation costs and Denison's share of same. Statements relating to ‘mineral reserves’ or ‘mineral resources’ are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements.

MANAGEMENT’S DISCUSSION & ANALYSIS

For example, if market conditions remain volatile and/or COVID-19 mitigation measures result in more social and economic disruptions, Denison may need to further re-assess its discretionary and non-discretionary expenditures and programs for 2020 and beyond, which could have significant impacts on Denison and/or the advancement of its projects. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 13, 2020 under the heading ‘Risk Factors’ and under the heading ‘Risk Factors’ above. These factors are not, and should not be construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this MD&A. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources and Probable Mineral Reserves: This MD&A may use the terms 'measured', 'indicated' and 'inferred' mineral resources. United States investors are advised that while such terms have been prepared in accordance with the definition standards on mineral reserves of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in Canadian National Instrument 43-101 Mineral Disclosure Standards (‘NI 43-101’) and are recognized and required by Canadian regulations, these terms are not defined under Industry Guide 7 under the United States Securities Act and, until recently, have not been permitted to be used in reports and registration statements filed with the United States Securities and Exchange Commission (‘SEC’). 'Inferred mineral resources' have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.  In addition, the terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” for the purposes of NI 43-101 differ from the definitions and allowable usage in Industry Guide 7.

Effective February 2019, the SEC adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act and as a result, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding definitions under the CIM Standards, as required under NI 43-101. However, information regarding mineral resources or mineral reserves in Denison’s disclosure may not be comparable to similar information made public by United States companies.